NEWS RELEASE

IMA Exploration Inc. (AMEX: IMR, TSXV: IMR)

Kobex Resources Ltd. (TSXV: KBX)

International Barytex Resources Ltd. (TSXV: IBX)

July 16, 2009

IMA, KOBEX AND INTERNATIONAL BARYTEX

PROPOSE MERGER

IMA Exploration Inc. (“IMA” or the “Company”) (IMR-AMEX, IMR-TSX.V), Kobex Resources Ltd. (“Kobex”) [TSXV: KBX] and International Barytex Resources Ltd. (“Barytex”)[TSXV: IBX] are pleased to announce that they have signed a Letter Agreement outlining in principle the terms for a merger (the “Proposed Transaction”), combining to create a new mineral exploration company, led by a management team with a track record of successes and a treasury which will provide the combined company with access to substantial new projects.  All figures are in Canadian dollars.

Highlights of the Transaction:

The Proposed Transaction will bring together the following components:

▪

A management team with decades of mining exploration, evaluation, production and deal making accomplishments

▪

A merged company with approximately $44M in cash to employ in the acquisition and advancement of high calibre projects

▪

A current economy favouring the acquisition of low risk mining projects at substantially discounted prices

▪

Credibility with the financial world which will facilitate financing for project development

▪

Markedly reduced overall overhead costs through consolidation

The boards of directors of each of the three companies have unanimously approved the transaction.  Finalizing the transaction will require satisfactory completion of due diligence, the signing of a definitive agreement and regulatory and shareholder approvals.

Project Criterion:

The merged company will target the identification, acquisition and development of known mineral deposits which have the potential to be world class, in the lower cost quartile and in an acceptable political risk environment.

Proposed Management Team:

Subject to the completion of the Proposed Transaction, the directors and officers of the merged company are expected to be the following:

Roman Shklanka, B.Comm. Ph.D –Chairman and Director

Dr. Shklanka is currently Chairman of Kobex Resources Ltd., International Barytex Resources Ltd. and Polaris Minerals Ltd.  He is an explorationist with over 45 years of international experience in the mining industry which included Chairman of Canico Resource Corp. and Sutton Resources Ltd., and Vice President of Exploration for Placer Dome.  He is the recipient of a number of achievement awards and is a recent inductee to the Canadian Mining Hall of Fame.

Alexander J. Davidson, M.Sc – Director

Mr. Davidson is currently the retiring Executive Vice President Exploration and Corporate Development of Barrick Gold Corporation.  With over 25 years of worldwide exploration experience, his outstanding accomplishments were recognized in his receiving the A.O. Dufresne Award in 2005 and being named Prospector of the Year in 2003.

Alfred L. Hills, BASc. P.Eng – President, CEO and Director

Mr. Hills is CEO and Director of International Barytex Resources Ltd.  His is an engineering graduate in Mining and Mineral Processing with over 30 years of international mine evaluation, development, start-up and operating experience including 26 years with Placer Dome Inc.

Robert Stuart “Tookie” Angus, LL.B – Director

Mr. Angus is Director of IMA Exploration Inc. and an independent business consultant to the mining industry.  Prior involvement included Managing Director- Mergers and Acquisitions with the Endeavour Group, and Partner and Head of the Global Mining Group with the legal firm Fasken Martineau DuMoulin LLP.

Jim O’Rourke, BA Sc, P.Eng – Director

Mr. O’Rourke is Director of Kobex Resources Ltd. and President and CEO of Copper Mountain Mining Corporation.  A mining engineer with over 35 years of mine development and operating experience included positions as former President of Huckleberry Mines and Princeton Mining Corporation.

Michael J. Atkinson, B.A – Director

Mr. Atkinson is currently Director of IMA Exploration Inc. and President of Maverick Projects Inc., a private consulting company focusing on merchant banking opportunities.  He has over 15 years of investment and venture capital industry experience including assisting in forming Quest Capital Corp.

David A. Terry, Ph.D., P.Geo. – Senior Vice President Exploration and Corporate Development

Dr. Terry is currently Senior Vice President Exploration and Director of IMA Exploration Inc.  He brings over 20 years of varied international mineral exploration and development experience gained working with a number of mining and exploration companies.

Sam Yik, B.Comm, C.A. – Chief Financial Officer

Currently CFO for International Barytex Resources Ltd. and Kobex Resources Ltd. Mr. Yik has over 19 years of diversified business experience as a chartered accountant in corporate finance, investor relations, corporate development, commercial management and marketing.

Transaction Structure:

It is expected that the Proposed Transaction will occur by way of plan of arrangement, subject to a review of tax, corporate and securities law considerations.  IMA, Barytex and Kobex intend to negotiate a definitive agreement (the “Definitive Agreement”) to govern the implementation of the Proposed Transaction.

The parties intend that the relative values of each merging company will be based on the estimated value of its working capital at the time the Definitive Agreement is executed, subject to adjustment if the estimated actual working capital of any party on the effective date (the “Effective Date”) of the Transaction differs by more than 1% from the estimated working capital at the time of the Definitive Agreement.

IMA, Barytex and Kobex will conduct their respective businesses in the ordinary course until the Effective Date.  However each has agreed not to dispose of any mineral assets without the consent of the other parties.  In addition, any acquisition, option, joint venture or similar transaction proposed by any party prior to the Effective Date and requiring a commitment above a certain monetary threshold must be approved by all parties.

The Letter Agreement includes a commitment by each of IMA, Barytex and Kobex not to solicit alternative transactions to the Proposed Transaction.  However, in the event a party receives a bona fide written acquisition proposal which was not solicited, the other parties have the right to match such proposal.

If the Proposed Transaction is not completed, other than as a result of the legitimate failure to satisfy a condition (other than shareholder or regulatory approval), a termination fee of approximately 3.5% of the transaction value of each company is payable in the aggregate by the party failing to complete the Transaction to the non-defaulting parties, pro rata.

Conditions:

The Proposed Transaction is subject to a number of conditions including, but not limited to, the completion of confirmatory due diligence, definitive documentation, and regulatory and shareholder approvals.  Subject to satisfaction of all conditions, completion of the Proposed Transaction is expected to occur prior to September 30, 2009.

For further information please contact Joseph Grosso, President & CEO of IMA Exploration Inc. or Sean Hurd, VP Corporate Communications, at 1-800-901-0058 or 604-687-1828, or by fax at 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

For further information please contact Leo King, President of Kobex Resources Ltd. at 604-484-6228 or by fax at 604-688-9336, or visit the Company's web site at http://investor@kobexresources.com.

For further information please contact Leo King, President of International Barytex Resources Ltd., at 604-688-9368 or by fax at 604-688-9336, or visit the Company's web site at http://www.barytex.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward looking statements are based include that IMA, Barytex and Kobex will be able to satisfy the conditions in the definitive agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of IMA, Barytex and Kobex, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of IMA, Barytex or Kobex and there is no assurance they will prove to be correct.

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6

Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058

www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR